Exhibit 99.2

ASX Announcement 9 December 2022

AHI further expands its digital health portfolio completing the acquisition of Canadian-based wellteq Digital Health Inc.

●	Advanced Health Intelligence Ltd (formerly Advanced Human Imaging Ltd) completes the acquisition of Canadian health technology company wellteq Digital Health Inc.

●	This transaction follows the acquisition of South Africa based Vertica Health (Pty) Ltd in August, a biomathematical health risk modelling platform.

●	The 3-company combination creates the only company globally capable of offering biometric health screening, health risk stratification, triage into telehealth and e-health programs from the digital-health-as-a-service platform, using just a smartphone.

●	To reflect the recently acquired technological capabilities, the AHI shareholders approved for the Company’s name to change to Advanced Health Intelligence Ltd. This name change took effect on Thursday, 8 December 2022.

Advanced Health Intelligence Ltd (ASX:AHI, NASDAQ: AHI) is pleased to inform shareholders it has completed the acquisition of wellteq Digital Health Inc (“wellteq") by plan of arrangement. All customary closing conditions have now been completed.

In addition, at the 2022 AGM AHI shareholders voted in favour of the company name change to Advanced Health Intelligence Ltd, the company will commence trading under the new name from the commencement of trading today, 9 December 2022. Importantly the ticker code on both ASX and NASDAQ will remain as AHI.

With the addition of wellteq, AHI will now deliver scalable health assessment, risk stratification and digital triage to healthcare providers, insurers, employers, and government agencies.

Since 2014, AHI has been delivering health-tech innovation using only a smartphone, starting with the world's first on-device body dimensioning capability. AHI has developed and been issued global patents in all major markets for its technology, securing its IP and positioning, bringing forth the next frontier in digitising healthcare with a suite of componentized solutions.

AHI is now a global leader in contactless co-morbidity risk assessing technology by combining smartphone accessibility with computer vision, machine learning image processing and medical experts. Our world-class team has developed the world's most comprehensive smart-phone-based risk assessment tool culminating in:

●	Body dimension and composition assessment to identify the co-morbidities of obesity, such as diabetes risk estimates;

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk;

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates;

●	On-device dermatological skin identification with over 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Personalised non-therapeutic health coaching to improve daily habits and build health literacy.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX Announcement 9 December 2022

Once fully integrated, the combination of AHI, wellteq and Vertica technology will deliver a biometrically-driven triage solution, all accessible on and via a smartphone. With these advanced technologies, AHI will help its partners escalate customers, subscribers, or patients into right-care pathways for proactive health management.

These unique and proprietary capabilities will allow cost-effective health accessibility for any smartphone user, empowering people to take control of their journey to better health outcomes.

Since incorporation in 2013, wellteq has successfully expanded its capabilities toward delivering digital wellness services to large enterprises, including the acquisition of a perpetual licence for digital sleep tech IP, partnering with top global universities to commercialise sleep research, licensing of Emotion- focused cognitive behavioural therapy (“eCBT”) and the more recent release of the Internet of Medical Things (“IoMT”) HealthHub that allows true interoperability between health devices.

wellteq has proven traction with multinational brands such as Willis Towers Watson (WTW.NASDAQ) and Bupa Insurance which are resellers of wellteq technology, and customers such as Northern Trust (NTRS.NASDAQ) and one of Australia’s largest private health insurers nib (NHF.ASX). wellteq has received industry best provider awards and is considered a proven team of global industry experts.

Today’s acquisition further complement’s AHI’s already compelling offering, taking the business closer to offering a complete continuum of care through sub-clinical coaching prevention capabilities and telehealth integration for right-care pathways.

"The way healthcare has evolved over the last two years is largely due to the COVID pandemic with a need for remote patient monitoring, coupled with the deep acceptance of personalized digital engagement. AHI has moved decisively to deliver this unmet need. Our mission is to assist our partners’ consumers to live healthier lives by providing actionable personalized health intelligence, with true accessibility in an affordable manner", said Vlado Bosanac, Head of Strategy and Founder of AHI. "As we continue to play a role in the digital transformation of healthcare, the acquisition of wellteq is another step in our objective to innovate and empower better care with our proprietary technology and expand our growth into remote health risk assessment.”

Mr Montgomery, the Company’s new CEO and Managing Director, has stated that, “AHI’s strategy to acquisitively assemble this end-to-end healthcare capability for billions of smartphone users is more than a step-change, it’s a game changer for healthcare. Supplying some of the world’s largest companies to offer equitable access for biometric health monitoring and risk-driven triage to telehealth is a brilliant business model. I am excited to be joining Vlado in Leading this group of experts on this path is an incredibly exciting opportunity that would make any healthcare executive enthusiastic”.

Many of the world’s largest corporations and institutions are investing into healthcare capabilities – Microsoft’s (MSFT: NASDAQ) acquisition of Nuance, Amazon’s (AMZN: NASDAQ) acquisition of One Medical, CVS’s (CVS.NYSE) acquisition of Signify Health and Walgreens’ (WBA: NASDAQ) VillageMD’s acquisition of Summit Health. The industry continues to show promising growth following the recovery from the pandemic.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX Announcement 9 December 2022

The billions of dollars of investment into digital health coupled with the increasing adoption by some of the world’s largest companies presents an exciting future for this sector and companies such as AHI leading its innovation. Some highlights include:

●	mergers and acquisitions in healthcare have hit records with deal values totaling USD$440B in 2021[1];

●	in 2020, it was estimated that remote patient monitoring is a USD$24.56B industry[2];

●	US investments in e-health programs and digital therapeutics grew at an average of 40% per year between 2013 and 2020[3]; and

●	up to USD$265B of US care services are expected to shift to remote care by 2025[4].

* The board of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery CEO & Managing Director Advanced Health Intelligence Ltd E: hello@ahi.tech	Vlado Bosanac Head of Strategy Advanced Health Intelligence Ltd E: hello@ahi.tech

For more information, please visit: https://www.ahi.tech/

References:

1.	https://www.bain.com/insights/healthcare-m-and-a-report-2022/.

2.	https://www.globenewswire.com/en/news-release/2022/08/25/2504778/0/en/Remote-Patient-Monitoring-Market-size-worth-166-52-Billion-Globally-by-2030-at-20-CAGR-Verified-Market-Research.html.

3.	https://www.mckinsey.com/industries/life-sciences/our-insights/the-promise-of-digital-therapeutics.

4.	https://www.mckinsey.com/industries/healthcare-systems-and-services/our-insights/from-facility-to-home-how-healthcare-could- shift-by-2025

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX Announcement 9 December 2022

Cautionary Note Regarding Forward-Looking Statements:

This news release contains information or statements that constitute “forward-looking statements.” Such forward- looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur.

Forward-looking information may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, milestones, strategies, and outlook of Advance Health Intelligence, and includes statements about, among other things, future developments and the future operations, strengths, and strategies of Advance Health Intelligence. Forward-looking information is provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements should not be read as guarantees of future performance or results.

The forward-looking statements made in this news release are based on management’s assumptions and analysis and other factors that may be drawn upon by management to form conclusions and make forecasts or projections, including management’s experience and assessments of historical trends, current conditions and expected future developments. Although management believes that these assumptions, analysis, and assessments are reasonable at the time the statements contained in this news release are made, actual results may differ materially from those projected in any forward-looking statements. Examples of risks and factors that could cause actual results to materially differ from forward-looking statements may include: the timing and unpredictability of regulatory actions; regulatory, legislative, legal or other developments with respect to its operations or business; limited marketing and sales capabilities; early stage of the industry and product development; limited products; reliance on third parties; unfavorable publicity or consumer perception; general economic conditions and financial markets; the impact of increasing competition; the loss of key management personnel; capital requirements and liquidity; access to capital; the timing and amount of capital expenditures; the impact of COVID-19; shifts in the demand for Advanced Health Intelligence’s products and the size of the market; patent law reform; patent litigation and intellectual property; conflicts of interest; and general market and economic conditions.

The forward-looking information contained in this news release represents the expectations of Advance Health Intelligence as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Advance Health Intelligence undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

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